renewables
for a
better life

arauco®

4Q

2025

Highlights 4Q 2025

REVENUES

US$1,518.6 million
FY US$6,084.1 million

NET INCOME

US$51.2 million
FY US$40.9 million

ADJ. EBITDA

US$318.6 million
FY US$1,331.4 million

NET DEBT / LTM. ADJ. EBITDA*

5.15x

In this report, the calculation of the ratio Net Debt / Ltm. Adj. Ebitda considers 50% of Hybrid instruments issued by the company, in accordance with Rating Agencies methodology

CAPEX

US$662.2 million
FY US$2,444.7 million

For more details on ARAUCO´s financial statements please visit www.cmfchile.cl or www.arauco.com

Readers are referred to the documents filed by ARAUCO with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F that identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ARAUCO on the date hereof and ARAUCO does not assume any obligation to update such statements. References herein to "U.S.$" are to United States dollars. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. This report is unaudited.



Overview

ARAUCO´s net income for the fourth quarter of 2025 was US$51.2 million, an increase of US$51.4 million compared to the US$0.2 million loss accounted for during the third quarter of 2025, mainly due to an increase in both exchange rate differences and an income tax gain. For the full year, net income decreased 91.4% compared to 2024, mainly due to a 19.6% decrease in gross profit, explained by a decrease in revenues from our Pulp and Forestry business segment and a 45.7% decrease in other operating income due to the effect of the sale of our forestry assets in Brazil in 2024.

Our Adjusted EBITDA was 13.2% higher than the third quarter of 2025, totaling US$318.6 million, mostly explained by an increase in revenues in our Pulp and Forestry business segment. On an accumulated yearly basis, our Adjusted EBITDA decreased 33.9%, due to the decrease in net income previously mentioned.

Net Financial Debt increased by US$430.3 million or 6.3% and our *Net Debt/LTM EBITDA* ended up at 5.15x, an increase when compared to the 4.83x reached during the third quarter of 2025 and to the 2.74x reached at year end 2024.

In US$ Million	Q4 2025	Q3 2025	Q4 2024	*QoQ*	*YoY*	*YTD 2O25*	*YTD 2024*	*YoY YTD*
Revenue	1,518.6	1,509.5	1,661.6	0.6%	-8.6%	6,084.1	6,546.1	-7.1%
Net income	51.2	(0.2)	104.8	23,892.1%	-51.2%	40.9	476.3	-91.4%
Adjusted EBITDA	318.6	281.4	406.5	13.2%	-21.6%	1,331.4	2,014.1	-33.9%
Adjusted EBITDA Margin	21.0%	18.6%	24.5%	12.5%	-14.3%	21.9%	30.8%	-28.9%
LTM Adj. EBITDA	1,331.4	1,419.4	2,014.1	-6.2%	-33.9%	1,331.4	2,014.1	-33.9%
CAPEX	662.2	896.5	446.4	-26.1%	48.4%	2,444.7	1,228.9	98.9%
Net Financial Debt	7,289.7	6,859.4	5,525.1	6.3%	31.9%	7,289.7	5,525.1	31.9%
Net Financial Debt / LTM Adj. EBITDA	5.15x	4.83x	2.74x	6.5%	87.6%	5.15x	2.74x	87.6%



Adjusted EBITDA and EBITDA Margin (in US$ Million)

Income Statement



Revenues

ARAUCO's revenues reached US$1,518.6 million in the fourth quarter of 2025, an increase of 0.6% when compared to the previous quarter. This variation is explained by a 5.6% increase in revenues from our Pulp and Forestry products division, due to a 8.6% increase in sales volume, and offset by a 4.1% decrease in revenues from our Wood products division, mainly explained by a 4.2% decrease in sales volume.

The following table shows a breakdown of our revenues by business segment:

In US$ Million	Q4 2025	Q3 2025	Q4 2024	QoQ	YoY
Pulp and Forestry	778.9	737.8	870.8	5.6%	-10.6%
Wood Products	739.4	771.4	790.4	-4.1%	-6.5%
Total	**1,518.6**	**1,509.5**	**1,661.6**	**0.6%**	**-8.6%**



Revenue's Breakdown by business segment

Cost of sales

Increased by 2.7% or US$31.0 million compared to the third quarter of 2025. This increase was mainly driven by higher *Depreciation and Amortization,* primarily due to higher production of Arauco L3, which was stopped for programed maintenance during the third quarter. Additionally, there was an increase in *Salaries, other Salaries and other personnel expenses* and *Maintenance costs* mainly in Chile. These effects were offset by lower *Forestry Labor Costs*, driven by a decrease in both volume harvested and costs.

In US$ Million	Q4 2025	Q3 2025	Q4 2024	QoQ	YoY
Timber	261.0	263.4	264.5	-0.9%	-1.3%
Forestry labor costs	151.1	169.7	185.2	-10.9%	-18.4%
Depreciation and amortization	165.2	147.0	157.8	12.4%	4.7%
Depreciation for right of use	8.1	6.2	18.9	30.7%	-57.3%
Maintenance costs	87.8	75.5	98.9	16.3%	-11.2%
Chemical costs	163.6	164.3	182.1	-0.4%	-10.1%
Sawmill services	27.2	26.7	27.6	2.1%	-1.5%
Other raw materials and indirect costs	137.2	125.0	93.1	9.8%	47.5%
Energy and fuel	63.3	65.1	73.1	-2.7%	-13.4%
Cost of electricity	12.0	15.8	13.5	-24.5%	-11.7%
Salaries, other salaries, and other personnel expenses	114.5	101.2	114.7	13.1%	-0.2%
Cost of Sales	**1,191.0**	**1,160.0**	**1,229.3**	**2.7%**	**-3.1%**

Administrative expenses

Decreased by 3.0% or US$4.2 million, compared to the previous quarter, mainly due to the recognition of a property tax credit within *Property taxes, business licenses and municipal fees*.

In US$ Million	Q4 2025	Q3 2025	Q4 2024	QoQ	YoY
Wages, salaries and severance indemnities	52.4	56.8	52.1	-7.7%	0.6%
Marketing, advertising, promotion and publications expenses	4.0	4.3	3.8	-6.7%	4.3%
Insurance	10.3	10.3	11.9	-0.3%	-13.8%
Depreciation and amortization	11.0	10.3	11.3	7.4%	-2.6%
Depreciation for the right of use	2.3	2.2	1.8	1.8%	28.3%
Computer services	8.3	7.8	8.1	7.1%	2.8%
Lease rentals (offices, warehouses and machinery)	1.7	1.7	1.6	1.2%	4.6%
Donations, contributions, scholarships	4.7	2.0	4.6	137.3%	2.3%
Fees (legal and technical advisories)	9.6	8.6	8.9	11.1%	7.2%
Property taxes, patents and municipality rights	(1.7)	9.0	(3.2)	-118.9%	-46.1%
Other administration expenses	33.1	27.0	34.8	22.5%	-4.8%
Administrative Expenses	**135.8**	**140.0**	**135.9**	**-3.0%**	**-0.1%**

Distribution costs

Increased slightly by 1.6%, or US$2.7 million, mainly due to an increase *Other shipping and freight costs* driven by higher tariffs costs. This increase was offset by a decrease in *Freights,* due to lower sales volume in North America.

In US$ Million	Q4 2025	Q3 2025	Q4 2024	QoQ	YoY
Commissions	4.7	4.3	4.7	9.6%	-0.7%
Insurance	1.3	1.5	1.6	-12.9%	-17.8%
Other selling costs	2.4	2.1	2.0	13.5%	18.7%
Port services	16.9	15.9	18.6	6.3%	-9.4%
Freight	126.1	128.2	137.0	-1.7%	-8.0%
Depreciation for the right of use	0.4	0.4	0.2	-0.2%	114.1%
Other shipping and freight costs	17.2	13.9	14.3	23.7%	19.6%
Distribution Costs	**168.9**	**166.2**	**178.5**	**1.6%**	**-5.4%**

Other income

Decreased by 6.4%, or US$7.8 million mostly due to a decrease in *Gain from changes in fair value of biological assets*, principally related to a higher recognition during last quarter of our Chilean biological assets. This was offset by an increase in *Other operating result,* mainly explained by the assignment of lease contracts, through which our company received a one-time gain in exchange for transferring the right to receive future monthly lease payments on certain land assets in Chile to a third party.

In US$ Million	Q4 2025	Q3 2025	Q4 2024	QoQ	YoY
Gain from changes in fair value of biological assets	57.2	115.6	128.7	-50.5%	-55.6%
Net income from insurance compensation	0.6	0.6	2.3	3.1%	-74.2%
Leases received	1.1	1.2	1.3	-9.1%	-14.7%
Gains on sales of assets	8.3	2.9	9.1	182.8%	-8.8%
Tax recovery credit	0.2	-	1.4	-	-86.1%
Other Income from the sale of investments	-	-	35.9	-	-100.0%
Profit on sales of permanent investments	-	-	4.6	-	-100.0%
Other operating results	46.6	1.6	8.0	2,854.9%	486.5%
Other Income	**114.1**	**121.9**	**191.4**	**-6.4%**	**-40.4%**

Other expenses

Decreased by 17.0% or US$5.1 million when compared to the third quarter of 2025. This is mostly explained by a decrease in *Operating expenses related to plant stoppages* and *Loss of forests.*

In US$ Million	Q4 2025	Q3 2025	Q4 2024	QoQ	YoY
Legal payments	3.0	2.3	1.3	*33.0%*	*126.7%*
Impairment provision property, plant and equipment and others	7.6	5.2	16.9	*44.4%*	*-55.2%*
Operating expenses related to plant stoppages	3.2	8.3	22.9	*-60.9%*	*-85.9%*
Project expenses	1.6	3.3	(9.4)	*-53.1%*	*-116.6%*
Loss (gain) from asset sales	2.4	2.4	2.5	*-2.9%*	*-6.1%*
Loss and repair of assets	(0.4)	0.2	0.7	*-342.1%*	*-153.3%*
Loss of forests	(3.9)	(0.4)	20.6	*791.0%*	*-118.7%*
Other taxes	8.0	4.8	9.9	*66.8%*	*-19.2%*
Other expenses (donations, repayments insurance)	3.2	3.7	9.1	*-13.5%*	*-64.5%*
Other expenses	**24.7**	**29.8**	**74.7**	***-17.0%***	***-66.9%***

Foreign exchange differences

Reached an income of US$30.0 million primarily explained by the exchange rate effect of the variation of the Brazilian Real (BRL) in IFRS16 liabilities in one of our Brazilian subsidiaries.

Income tax

In the fourth quarter of 2025, we accounted for an income tax gain of US$1.0 million, a US$33.3 million increase when compared with the US$32.3 million expense accounted in the previous quarter.

Adjusted EBITDA



Adjusted EBITDA for the fourth quarter of 2025 was US$318.6 million, a 13.2% or US$37.2 million increase when compared to the previous quarter. This is mainly explained by an increase in the Adjusted EBITDA of our Pulp and Forestry business segment which increased 15.7%, mostly explained by an increase in revenues, due to a 8.6% increase in sales volume.

In U.S. Million	Q4 2025	Q3 2025	Q4 2024	QoQ	YoY
Net Income	51.2	(0.2)	104.8	23,892.1%	-51.2%
Financial costs	111.5	103.4	91.9	7.8%	21.2%
Financial income	(17.2)	(16.6)	(13.5)	-3.4%	-27.3%
Income tax	(1.0)	32.3	26.9	-103.2%	-103.8%
EBIT	**144.4**	**118.8**	**210.1**	*21.5%*	*-31.3%*
Depreciation & amortization	189.2	170.6	197.1	10.9%	-4.0%
EBITDA	**333.5**	**289.4**	**407.2**	*15.2%*	*-18.1%*
Fair value cost of timber harvested	78.6	86.7	100.7	-9.3%	-21.9%
Gain from changes in fair value of biological assets	(57.2)	(115.6)	(128.7)	-50.5%	55.6%
Exchange rate differences	(30.0)	16.3	(5.4)	-283.8%	-453.2%
Others (*)	(6.4)	4.5	32.8	-241.6%	-119.6%
Adjusted EBITDA	**318.6**	**281.4**	**406.5**	**13.2%**	**-21.6%**

(*) Includes provision from forestry fires and provisions from property, plants and equipment, and others.

Adjusted EBITDA variation by business segment (in US$ million)



Pulp and Forestry Adjusted EBITDA

The Adjusted EBITDA for our pulp and forestry business segment reached US$222.9 million during this quarter, which translates to a 15.7% or US$30.2 million increase compared to the third quarter of 2025.

Pulp EBITDA Mg reached 28.6%, 2.5% higher than the previous quarter.



Wood Products Adjusted EBITDA

The Adjusted EBITDA for our wood products business was US$121.6 million during this quarter, which translates to a 3.3% or US$3.9 million increase, compared to the previous quarter.
Wood products EBITDA Mg was 16.4%, 1.1% higher than the previous quarter.



Pulp Business

During the fourth quarter of 2025, the global market was stable, with price increases implemented mainly in short-fiber. Pulp inventories began to decline from August and remained stable toward year end.

In China, demand remained generally stable, but had an increase for unbleached pulp, mainly due to restrictions imposed on recycled pulp, which supported an increase in the price for such product. The printing and writing industry was stable and had a small seasonal-related pickup in demand. The tissue industry also remained stable following the trend seen during last quarter, despite certain difficulty trespassing the cost increase of pulp to end product prices. In terms of pricing, long-fiber slightly declined in the beginning of the quarter but increased towards the end of the year, while short-fiber increased during the quarter.

In Europe, the fourth quarter of 2025 was challenging mainly because of a weak European economy. Despite such conditions, price increases in short fiber were implemented throughout the quarter. The printing and writing industry remained challenged, with producers further reducing output. The tissue industry was stable, despite a decrease in demand driven by higher imports of jumbo rolls from Brazil and Asia.

The textile pulp market remained stable for most of the quarter while the Lyocell market was more complicated, which continued with oversupply. The price gap between paper-grade and textile-grade pulp seen during the third quarter decreased, due to the increase in short fiber prices, which repositioned textile grade pulp as a more competitive option in a cost - benefit perspective.

Production in the fourth quarter of 2025 remained stable compared to the same period in 2024. During this last period of the year, the scheduled annual maintenance of Nueva Aldea and Montes del Plata mills were carried out. Our sales increased 8.6% compared to the third quarter, explained by a 7.6% and a 22.2% increase in sales volume of bleached and unbleached pulp respectively.



Production and Sales Volume (In thousand tonnes)

Wood Products Business

Panels

Sales volume decreased by 7.6%, compensated by a 2.6% average price increase.

In the US, the MDF and PB market demand continued under pressure, mainly due to oversupply in all regions. Prices remained competitive, with high uncertainty due to tariffs and local economy.

In Latin America, MDF sales volume showed a positive trend, with sights of recovery in demand. PB demand remained solid, with slight price increases in some countries.

Production and Sales Volume: Panels [1]

(In thousand m³)



(1) Includes PB, MDF, OSB, Composite Panels and Retail Panels
PB: Particleboard.
MDF: Medium-density fiberboard.
OSB: Oriented Strand Board

Sawn timber

Sales volume increased by 3.9%, while average prices decreased 6.3%.

During the fourth quarter, demand in lumber markets showed a slight sign of deterioration, showing the effects of uncertainty in some countries due to tariffs, slow construction market and seasonality. Oversupply favored the stoppages of some mills.

Production and Sales Volume: Sawn Timber [2]

(In thousand m³)





(2) Includes Sawn Timber, Geen and Kiln-dried Lumber, Wood Products and Pallets
Note: Sales include trading

Remanufactured Wood Products

Sales volume decreased 7.4%, while average prices decreased slightly by 1.5%.

During the fourth quarter, the remanufactured wood market showed a slight decline in demand amid a complex context of oversupply, high inventory levels, and uncertainty regarding tariffs.

Production and Sales Volume: Remanufactured

(In thousand m³)



Plywood

Sales Volume decreased 1.7%, along with a slight decrease in average prices of 0.5%

Plywood showed a negative trend during the fourth quarter, with sales volume decreasing in some markets. Optimism continued in appearance-grade products.

In the US market, demand remained stable, with steady prices despite the implementation of tariffs.

Production and Sales Volume: Plywood

(In thousand m³)



Capital Expenditures

During this quarter, capital expenditures (*) were US$662.2 million, US$234.2 million lower than the previous quarter. The biggest single item in CAPEX-related expenditures, were those related to the Sucuriú project. *Purchase of other long-term assets* decreased mainly due to the anticipated payment of wood supply agreements related to the Sucuriú Project during the third quarter.

US$ Million	Q4 2025	Q3 2025	Q4 2024	YTD 2025	YTD 2024
Purchase and sale of property, plant and equipment	(529.2)	(428.0)	(341.1)	(1,648.4)	(838.8)
Purchase and sale of intangible assets	(0.8)	(2.1)	(2.8)	(7.4)	(6.1)
Purchase of other long-term assets	(132.2)	(466.3)	(102.5)	(788.9)	(383.9)
Total CAPEX (*)	**(662.2)**	**(896.5)**	**(446.4)**	**(2,444.7)**	**(1,228.9)**

(*) On a cash basis, does not include M&A.

Capital Expenditures (In US$ Million)



Free Cash Flow

During the fourth quarter of 2025, Free Cash Flow improved by US$381.7 million compared to the third quarter of 2025, with outflows of US$209.2 million.

- *Cash from Operations* decreased US$351.6 million mostly due to an increase in Other cash outflows, explained by an increase in payments to suppliers and employees.
- *Cash used in Investment Activities* decreased due to lower *Capex* during the quarter.
- *Cash from Financing Activities* increased due to Empresas Copec´s capital injection, contemplated for our Sucuriú Project.

US$ Million	Q4 2025	Q3 2025	Q4 2024
Adjusted EBITDA	318.6	281.4	406.5
Working Capital Variation	227.4	173.5	28.8
Interest paid and received	(125.9)	(41.8)	(107.9)
Income tax received (paid/refunded)	(20.4)	(11.1)	(32.7)
Other cash inflows (outflows)	(344.9)	4.5	(108.2)
Cash from (used in) Operating Activities	**54.8**	**406.4**	**186.5**
Capex (*)	(662.2)	(896.5)	(446.4)
Proceeds from investment activities	5.2	6.2	16.2
Other inflows of cash, net	(27.8)	(2.1)	(13.6)
Cash from (used in) Investment Activities	**(684.8)**	**(892.3)**	**(443.8)**
Dividends paid	-	-	(94.4)
Other inflows of cash, net	(42.6)	(106.0)	(31.7)
Proceeds from issue of shares	450.0	-	300.0
Cash from (used in) Financing Activities – Net of Proceeds and Repayments	**407.4**	**(106.0)**	**173.9**
Effect of exchange rate changes on cash and cash equivalents	13.3	0.9	(33.7)
Free Cash Flow	**(209.2)**	**(590.9)**	**(117.1)**

(*) On a cash basis.

Net Debt Variation Q3 2025 – Q4 2025 (in US$ million)



Net Debt Q3 25	Free Cash Flow	Exchange rate/ inflation variation	Accrued interest variation	Leasing Variation	Net Debt Q4 25
6,859.4	209.2	286.1	(149.8)	84.8	7,289.7

Cash

Our cash position was US$1,284.1 million at the end of the fourth quarter of 2025, which translates to a 29.7% increase, equivalent to US$293.8 million, when compared to the end of the third quarter of 2025.

Additionally, to our cash position, the Company has a Committed Revolving Credit facility (RCF) for a total amount of US$450 million due in September 2027, which as of the date of this report has not been withdrawn.


Cash by Currency
Other Currencies 7%
Canadian Dollar 5%
Brazilian Real 8%
Chilean peso 19%
U.S. Dollar 61%


Cash by Instrument
Money Market Funds 4%
Time Deposits 33%
Overnight Accounts 63%

Financial Debt

ARAUCO's total financial debt as of December 31, 2025 was US$8,573.8 million, an increase of 9.2% or US$724.2 million when compared to September 30, 2025. This increase was mainly due to the issuance of a hybrid sustainable bond in October 2025 of UF 20,000 in the local market (approximately US$876 million as of December 31, 2025).

Our consolidated net financial debt increased 6.3% or US$430.3 million when compared with September 2025.

Debt by Currency



Debt by Instrument



(1) UF is a Chilean monetary unit indexed to inflation.
(2) 81% swapped to USD

Our leverage, measured as Net Financial Debt/LTM Adjusted EBITDA was 5.15x, which compares to the 4.83x in the third quarter of 2025. This increase is mainly explained by a 6.3% or US$430.3 million increase in our Net Financial Debt, alongside a 6.2% decrease in LTM Adjusted EBITDA.

Net Financial Debt and Leverage (In US$ Million)



As of December 2025, short term bank obligations (which include accrued interest) sum up to US$683.4 million. Bank obligations include the following maturities: US$305.6 million in bank loans and US$52.5 million in leasing. Short term bond obligations sum up to US$325.2 million. These obligations include amortizations of our bonds, and their interest payments.

Debt Amortization Profile as of December 31, 2025 (In US$ Million)



	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2037 & Thereafter
Bonds	326	534	188	550	528	30	604	4						3,325
Bank Loans and Leasing	359	155	359	242	153	63	66	0	41	43	45	47	42	616

■ Bank Loans and Leasing   ■ Bonds

Fourth Quarter
Project Updates

Sucuriú Project update, Brazil

Industrial

As of December 31st, overall progress was 42.6%, with a workforce of 8,500 workers and reaching a major milestone with the start of the mechanical erection phase.



As the year ended, civil construction reached 58% progress, with strong execution across key EPC workstreams that supported the transition into the mechanical phase. In parallel, there was a significant mobilization of electromechanical assembly contractors, enabling notable progress in the boilers, evaporation plant, lime kiln, fiber line, and drying areas. Additionally, the first imported recovery boiler equipment arrived on site during the quarter, marking an important milestone toward the installation of critical process assets.

The Sucuriú Mill will have a production capacity of 3.5 million tons per year, with operations expected to begin in the fourth quarter of 2027.



Fourth Quarter
Project Updates

Sucuriú Project update, Brazil

Logistics

On February 6th, the first stone of the Railway was laid in Inocência. The project includes 26 locomotives, 721 railcars, and the capacity to transport up to 9,600 tons per train — a modern, technological solution aligned with the innovative DNA of the Sucuriú Project. The route includes 45 kilometers of railway track, in addition to 9 kilometers within the plant, running parallel to highways MS-377 and MS-240 until connecting with the Rumo Malha Norte network. The project is expected to generate approximately one thousand jobs and is scheduled to be completed by the end of 2027, in line with the start of operations at the mill.



Others

In February, Itaú Unibanco opened the first branch in the city of Inocencia, 330 km from Campo Grande, capital of Mato Grosso do Sul (MS). This unit, which focuses on serving the payroll of our employees after the arrival of our Sucuriú Project in the city, will also facilitate access to essential banking services for the population.



Fourth Quarter
Project Updates

Vikingo 2.0 and Alacrán projects, México

Vikingo 2.0: A project to expand panel production at our Zitácuaro plant in Mexico through a USD 312 million investment in a new MDF line with capacity of 300,000 m³. The line is expected to start operations in the third quarter of 2026. As of December 31, 2025, the project was 74% complete.

Alacrán: The project consisted in a paper impregnation center with two production lines and a new melamine line (all currently in operation), which will supply Arauco's mills in Mexico, the U.S., and Canada, involving an investment of USD 41 million.



Vikingo project – General view



Alacrán Project – Interior view

New OSB line, Chile

This project involves a USD 100 million investment to install a new OSB production line at the Trupán–Cholguán complex in Chile's Ñuble region and is expected to start operations in the third quarter of 2026. As of January 31st, the project was 75% complete.



Fourth Quarter
Subsequent Events

Latin Finance Awards, USA

On January 11, 2026, Arauco received the LatinFinance "Development Finance Institution Backed Deal of the Year" award in New York. The award recognizes the Company's 2025 multilateral-backed financing for the Sucuriú Project in Mato Grosso do Sul, Brazil, structured through a DFI-supported A/B loan and a syndicate of international banks. The recognition highlights market confidence in Arauco's ability to execute large-scale projects while meeting environmental and social standards.



Gianfranco Truffello, CFO and Marcelo Bennett, Corporate Treasurer

Forest Fires, Chile

As of February 15, during this forest fire season in Chile we have observed 414 fires (22% down when compared to last season's 534 fires), affecting approximately 6,222 hectares (5,404 hectares more than last season). As part of our permanent efforts in fighting these fires, we made more than 12,000 water drops, in more than 2,179 flight hours. Additionally, 47% of the fires we fought during this season took place in properties that belong to third parties.



In January, the Biobío Region experienced a tragic wildfire emergency that deeply affected the country. Beyond the damage to forests, the fires resulted in the loss of more than 20 lives and left thousands of people displaced and without homes.

During the emergency, Arauco deployed all available resources to support firefighting efforts and protect communities and ecosystems. Our Command Center received visits from the President of Chile Gabriel Boric and the elected President José Antonio Kast, who monitored the situation directly alongside our teams.



Once the emergency was contained, Arauco continued to act with a strong sense of urgency, providing support for debris removal and cleanup, collaborating with authorities on temporary and permanent housing solutions, restoring affected ecosystems, and contributing to the revitalization of local economies.



UPCOMING
EVENTS



4Q 2025 RESULTS CONFERENCE CALL
Monday, March 2, 2026
10:30 Santiago and 8:30 Eastern Time (New York)

For further information, please contact:

Marcelo Bennett
Treasurer
marcelo.bennett@arauco.com

Jose Manuel Guzmán
Investor Relations
jose.guzman@arauco.com

Gonzalo Garrido
Finance Analyst
gonzalo.garrido@arauco.com

investor_relations@arauco.cl
Phone: +56 2 2461 7438



Financial Statements

Income Statement

In US$ Million	Q4 2025	Q3 2025	Q4 2024	YTD 2025	YTD 2024
Revenues	1,518.6	1,509.5	1,661.6	6,084.1	6,546.1
Cost of sales	(1,191.0)	(1,160.0)	(1,229.3)	(4,546.9)	(4,634.1)
Gross profit	**327.6**	**349.5**	**432.3**	**1,537.3**	**1,912.0**
Other income	114.1	121.9	191.4	324.0	597.1
Distribution costs	(168.9)	(166.2)	(178.5)	(677.7)	(695.4)
Administrative expenses	(135.8)	(140.0)	(135.9)	(560.8)	(565.0)
Other expenses	(24.7)	(29.8)	(74.7)	(130.3)	(212.2)
Financial income	17.2	16.6	13.5	62.6	66.4
Financial costs	(111.5)	(103.4)	(91.9)	(409.7)	(397.9)
Share of profit (loss) of associates and joint ventures accounted for using equity method	2.2	(0.2)	(29.9)	(3.9)	(45.8)
Exchange rate differences	30.0	(16.3)	5.4	(60.7)	(12.4)
Income before income tax	**50.1**	**32.0**	**131.7**	**80.7**	**646.7**
Income tax	1.0	(32.3)	(26.9)	(39.8)	(170.4)
Net income	**51.2**	**(0.2)**	**104.8**	**40.9**	**476.3**
Profit attributable to parent company	51.3	(0.0)	104.8	41.3	476.5
Profit attributable to non-parent company	(0.1)	(0.2)	(0.0)	(0.4)	(0.2)

Balance Sheet

In US$ Million	Q4 2025	Q3 2025	Q4 2024
Cash and cash equivalents	1,284.1	990.2	1,071.6
Other financial current assets	231.0	297.2	26.0
Other current non-financial assets	212.8	242.1	261.1
Trade and other receivables-net	832.2	764.9	1,054.7
Related party receivables	0.5	1.4	10.2
Inventories	1,516.6	1,538.9	1,456.3
Biological assets, current	236.3	314.5	315.5
Tax assets	76.3	65.6	75.6
Non-Current Assets classified as held for sale	3.9	7.0	3.8
Total Current Assets	**4,393.7**	**4,221.8**	**4,274.6**
Other non-current financial assets	257.5	262.4	16.7
Other non-current and non-financial assets	655.9	584.3	85.0
Non-current receivables	79.3	84.5	65.7
Investments accounted through equity method	483.5	448.8	406.6
Intangible assets	50.5	53.8	56.0
Goodwill	52.7	53.0	51.3
Property, plant and equipment	12,128.5	11,232.9	10,382.0
Biological assets, non-current	3,101.6	2,907.0	2,747.9
Deferred tax assets	101.5	83.1	73.4
Total Non-Current Assets	**16,911.0**	**15,709.6**	**13,884.7**
TOTAL ASSETS	**21,304.8**	**19,931.5**	**18,159.3**
Other financial liabilities, current	764.3	574.7	404.8
Trade and other payables	1,043.2	765.7	746.0
Related party payables	9.4	15.5	10.6
Other provisions, current	3.1	2.9	1.8
Tax liabilities	30.4	26.6	27.6
Current provision for employee benefits	7.5	6.8	6.7
Other non-financial liabilities, current	73.6	59.9	165.6
Non-Current Assets classified as held for sale	0.0	0.0	0.0
Total Current Liabilities	**1,931.6**	**1,452.0**	**1,363.0**
Other non-current financial liabilities	7,898.5	7,481.3	6,393.9
Trade and Other payables non-current	77.6	79.4	61.5
Other provisions, non-current	38.6	32.9	33.1
Deferred tax liabilities	1,557.3	1,568.4	1,469.5
Non-current provision for employee benefits	87.4	79.6	77.6
Other non-financial liabilities, non-current	30.3	35.8	37.0
Total Non-Current Liabilities	**9,689.7**	**9,277.4**	**8,072.6**
Non-parent participation	5.9	5.9	6.5
Net equity attributable to parent company	**9,677.6**	**9,196.1**	**8,717.3**
TOTAL LIABILITIES AND EQUITY	**21,304.8**	**19,931.5**	**18,159.3**

Cash Flow Statement

US$ Million	Q4 2025	Q3 2025	Q4 2024	YTD 2025	YTD 2024
Receipts from sales of goods and rendering of services	1,635.4	1,627.5	1,676.3	6,676.9	6,854.7
Other cash receipts (payments)	121.5	154.3	93.4	526.6	552.6
Payments of suppliers and personnel (less)	(1,555.5)	(1,321.3)	(1,446.4)	(5,762.2)	(5,864.7)
Interest paid and received	(125.9)	(41.8)	(107.9)	(318.4)	(297.1)
Income tax paid	(20.4)	(11.1)	(32.7)	(76.6)	(69.8)
Other (outflows) inflows of cash, net	(0.3)	(1.1)	3.7	0.5	5.6
Net Cash Provided by (Used in) Operating Activities	**54.8**	**406.4**	**186.5**	**1,046.8**	**1,181.3**
Capital Expenditures	(662.2)	(896.5)	(446.4)	(2,444.7)	(1,228.9)
Other investment cash flows	(22.6)	4.2	2.6	13.6	899.9
Net Cash Provided by (Used in) Investing Activities	**(684.8)**	**(892.3)**	**(443.8)**	**(2,431.0)**	**(329.0)**
Proceeds from borrowings	949.2	840.6	583.6	2,304.9	1,695.5
Repayments of borrowings	(446.2)	(341.7)	(237.8)	(894.8)	(2,132.9)
Dividends paid	0.0	0.0	(94.4)	(114.6)	(94.6)
Other inflows of cash, net	(42.6)	(106.0)	(31.7)	(189.1)	(74.5)
Proceeds from Issue of Shares	450.0	0.0	300.0	450.0	300.5
Net Cash Provided by (Used in) Financing Activities	**910.5**	**392.9**	**519.7**	**1,556.5**	**(305.9)**
Total Cash Inflow (Outflow) of the Period	**280.5**	**(93.0)**	**262.4**	**172.2**	**546.4**
Effect of exchange rate changes on cash and cash equivalents	13.3	0.9	(33.7)	40.3	(44.8)
Cash and Cash equivalents at beginning of the period	990.2	1,082.2	842.8	1,071.6	570.0
Cash and Cash Equivalents at end of the Period	**1,284.1**	**990.2**	**1,071.6**	**1,284.1**	**1,071.6**